Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2006

25th April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

06013376

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

dlw 5/15

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

April 7, 2006

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2006

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st March 2006.

Thanking You,

Yours faithfully,

for **M/s.Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273 Fax: 044 - 52142061, Cell: 9841015012, 9841047966
e-mail: srisecadmin@rediffmail.com, srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	31st March 2006
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. Bombay Stock Exchange Ltd National Stock Exchange of India Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	5,05,98,618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	5,05,98,618	
Bombay Stock Exchange	5,05,98,618	
National Stock Exchange	5,05,98,618	
12 Held in dematerialised form in CDSL	70,79,596	13.99%
13 Held in dematerialised form in NSDL	3,82,24,316	75.55%
14 Physical	52,94,706	10.46 %
15 Total No. of shares (12+13+14)	5,05,98,618	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A	

LAKSHMMI SUBRAMANIAN SUBRAMANIAN & ASSOCIATES CHENNAI - 6

LAKSHMMI SUBRAMANIAN, B.Com., P.C.S.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	-------	----------	Nil	---------	-----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A
19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil
20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	Nil	Nil	N.A
Pending for more than 21 days	Nil	Nil	N.A

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman. Chief Financial Officer and Company Secretary Ph: 044-28290679
23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061
24 Appointment of common agency for share registry work If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

------------------------------Nil------------------------------

CERTIFIED

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES
"Murugesa Naicker Office Complex"
81, Greams Road, Chennai - 600 006
Phone : 8292272, 8292273
LAKSHMMI SUBRAMANIAN
CP No.